Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
JON GAINES jonathan.gaines@dechert.com +1 212 641 5600 Direct +1 212 698 0446 Fax

May 12, 2021

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:	Karen L. Rossotto

Re:	CĪON Investment Corporation, File No. 814-00941

Dear Ms. Rossotto:

We are writing in response to your telephonic comments with respect to the Preliminary Proxy Statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2021 on behalf of CĪON Investment Corporation (the “Company”).  The Company has considered your comments and authorized us, on its behalf, to make the responses and changes discussed below to the Proxy Statement.

On behalf of the Company, set forth below are the SEC staff’s (the “Staff”) comments along with our responses to or any supplemental explanations of such comments, as requested.  All capitalized terms not defined herein shall have the meaning as set forth in the Proxy Statement.

Comment 1. Please provide a revised draft of the Proxy Statement to the Staff prior to filing the DEF 14A.

Response 1.  As requested, the Company has provided a draft of the revised Proxy Statement to the Staff prior to filing.

Comment 2. Please consider including a Question & Answer (“Q&A”) in the Proxy Statement to provide shareholders with the fundamental information describing the purpose of the Proxy Statement.

Response 2.  The Company has included the requested Q&A in the Proxy Statement.

Comment 3. Consider presenting the proposals included in the Proxy Statement in a tabular format with the voting requirements of each one.

Response 3.  The disclosure has been revised accordingly.

Comment 4. For each proposal, please present the proposal in plain English and describe the impact on shareholders and include a discussion of why the board believes the proposals are in the best interest of the shareholders.

Response 4.  The disclosure has been revised accordingly.

Comment 5. Please consider providing background information, specifically related to the upcoming filing, in the shareholder letter.

Response 5.  The disclosure has been revised accordingly.

Comment 6. The Staff notes that proposals 2 and 3 will become effective upon the future listing, however, the timing of the listing is unclear. The Staff is concerned with the authority of the Company’s present board and shareholder base to bind a future board and shareholder base to certain actions. The Staff is particularly concerned with the Section 15 vote. Please provide the Staff with an analysis of why these proposals are appropriate. In the Company’s response, please provide sufficient factual and legal details that will enable to Staff to understand the response. In addition, please explain how the Company intends to disclose these provisions to purchasers who invest between now and the exchange listing.

Response 6.  The Company intends to list within the next 6 to 12 months, subject to market conditions. If the Company does not complete the listing prior to its next annual meeting of shareholders, it would request that the Board re-submit the portions of proposals 2 and 3 that are effective upon a listing to shareholders at the next annual meeting prior to the anticipated listing. The Company also does not intend to conduct any offering or sale of shares prior to the listing so there will not be any purchasers of shares and, given that there is not currently a resale market for the Company’s shares, the Company does not anticipate that the shareholder base will change significantly from the date of the annual meeting until the listing.  The Company notes further that Section 15 of the 1940 Act does not require immediate effectiveness of an advisory agreement following shareholder approval thereof, and believes that the undertaking above to return to shareholders to reapprove the contingent portion of the Advisory Agreement Amendment Proposal (as defined in the Proxy Statement) if the Listing does not occur before the next annual meeting of shareholders should alleviate any potential concerns.

Comment 7. With regards to proposal 3, please revise the proposal to remove “technical change” as the current changes don’t appear to be technical changes.

Response 7.  The disclosure has been revised accordingly.

Comment 8. Please revise proposal 2 to clarify whether shareholders have to vote on each sub-proposal.

Response 8.  The disclosure has been revised accordingly.

Comment 9. In the “Quorum Required” section, please explain why counting “broker non-votes” for quorum purposes is appropriate under the circumstances.

Response 9.  The disclosure has been revised to remove “broker non-votes” to count for a quorum.

Comment 10. In the “Voting” section under “Advisory Agreement Amendment Proposal,” please explain why the proposal does not track the Investment Company Act of 1940, as amended (the “1940 Act”), definition of majority of outstanding votes for a security.

Response 10. The disclosure has been revised accordingly.

Comment 11.  In the “Attending the Meeting and Other Voting Options” section, please confirm that the virtual meeting is compliant under State law and the Company’s governing documents. Additionally, please advise whether the shareholder experience may differ as compared to an in-person meeting.

Response 11.  The Company hereby confirms that the virtual meeting complies with State law and the Company’s governing documents and will provide shareholders with the appropriate forum for the shareholders.

Comment 12. With respect to footnote 3 under the beneficial owners chart on page 5, please explain why Messrs. Gatto and Reisner are able to disclaim beneficial ownership.

Response 12.  Messrs. Gatto and Reisner disclaim beneficial ownership to the extent that they do not have a pecuniary interest in the shares, as permitted by Rule 16a-1(a)(4) under the Exchange Act.

Comment 13. On page 6, Proposal 1 states that “shareholders are being asked to consider the election of two of the current directors of the Company.” Please disclose the names of the two directors in this section of the Proxy Statement.

Response 13.  The disclosure has been revised accordingly.

Comment 14. Please revise the “Nominees For Interested Directorship” table to reflect five years under the “Other Public Directorships Held by Director” column.

Response 14.  The Company respectfully acknowledges the Staff’s comments; however, the Company notes the current chart reflects five year information as required by Schedule 14A.

Comment 15. Please revise Mark Gatto’s biography in the “Nominees for Interested Directorship” table to reflect he is Co-Chairman of the Board.

Response 15.  The disclosure has been revised accordingly.

Comment 16. In “Risk Oversight and Board Structure” under the “Corporate Governance” section, the disclosure states that “[t]he Board, after considering various factors, has concluded that its structure is appropriate at this time.” Please disclose the factors that were considered by the Board.

Response 16.  The disclosure has been revised accordingly.

Comment 17. In the “Corporate Governance” section on page 21, please comply with Item 22(a)(3)(v) of Schedule 14A and describe any purchase or sale of securities of the adviser or its parent or subsidiaries since the beginning of the most recently completed fiscal year by any director.

Response 17.  The disclosure has been revised to state that there have been no purchases or sales of securities of the Company’s adviser or its parent or subsidiaries by any of the Company’s directors since the beginning of the most recently completed fiscal year.

Comment 18. Please revise each proposal to (1) be in plain English, (2) describe any changes from the current state, (3) the purpose of the proposal, (4) the Board’s recommendation and basis and (4) what would happen if the proposal is not approved by the shareholders.

Response 18.  The disclosure has been revised accordingly.

Comment 19. Please clarify which of the Charter amendments involve the removal of NASAA Guidelines. Additionally, please explain why these provisions are no longer necessary after the Company is listed on an exchange.

Response 19.  The disclosure has been revised accordingly.

Comment 20. Please revise the “Third Articles” language in the “Principal Change” sections of each of the proposals to be in plain English.

Response 20.  The disclosure has been revised accordingly.

Comment 21. The Staff notes that under Maryland law, directors may not be removed without Cause. In the “Removal of Directors” section for proposal 1, the Company states that directors may be removed only for Cause. Please explain why this disclosure does not track Maryland law. Additionally, please confirm how the Company defines “Cause.”

Response 21.   The Company respectfully acknowledges the Staff’s comments; however, we and the Company’s Maryland counsel believe that the description in the Proxy Statement regarding director removal is an accurate summary of Maryland law. The disclosure has been revised to state that the Company defines “Cause” as the conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to the Company through bad faith or active and deliberate dishonesty.

Comment 22. Please confirm whether any of the amendments are antitakeover defenses. If so, please disclose that in the Proxy Statement.

Response 22.  Although as disclosed in the Proxy Statement certain of the amendments may have the indirect effect of making a takeover of the Company more difficult, the Company does not view these proposals as antitakeover defenses.

Comment 23. In the “Summary of Specific Change” section of proposal 2(ii), the disclosure states “[a]ddition of a new Section 5.5 clarifying the Board’s ability to limit a shareholder’s inspection of the Company’s books and records upon an improper purpose.” Please clarify who determines “improper purpose” and the standard, if any, that governs such determination.

Response 23.  This disclosure has been revised to clarify that the Board determines whether a shareholder has an “improper purpose” in accordance with its fiduciary duties.

Comment 24. Please revise proposal 2(v) to include additional discussion and context to clarify the proposed changes.

Response 24.  The disclosure has been revised accordingly.

Comment 25. In the “Certain Affiliated Transactions” section of proposal 2(v), please explain whether shareholders would have private rights of actions to bring claims directly or derivatively enforcing any of the provisions being removed. Additionally, please explain whether shareholders would have similar rights under the 1940 Act. If not, please revise this disclosure accordingly.

Response 25.  The Company respectfully acknowledges the Staff’s comment; however, the Company does not believe that this disclosure is required by Schedule 14A or that the Company is obligated to advise shareholders as to whether they have private rights of action against the Company.

 Comment 26. In the “Issuance of Shares on a Deferred-Payment Basis” section of proposal 2(v), please explain what issuance on a deferred-payment basis entails and when it might occur.

Response 26.  The Company respectfully acknowledges the Staff’s comment; however, the Company believes that the current disclosure is adequate because the Company discloses that a deferred-payment basis includes situations where the shares are issued in exchange for a promissory note and that this might occur when the Board determines that it is in the best interest of the Company.

Comment 27. In the “Provisions Regarding Distributions” section of proposal 2(v), the disclosure states “…removal of the additional limitations on the Board’s ability to authorize distributions in-kind may be advantageous to the Company in the future.” Please explain under what circumstances would distributions in-kind be made.

Response 27.  The disclosure has been revised accordingly.

Comment 28. In the “Provisions Regarding Exculpation and Indemnification” section of proposal 2(v), please explain how this is different from current limits. Additionally, if appropriate, please consider including a chart showing the differences.

Response 28.  The disclosure has been revised accordingly. Given that these changes are not meant to be broader than the current limits, the Company does not believe the inclusion of a chart would be appropriate.

Comment 29. In the “Provisions Regarding Exculpation and Indemnification” section of proposal 5, the last paragraph states “In addition to permitting the Company’s directors and officers additional rights with respect to exculpation and indemnification, removing these limitations from the Charter will also permit the Company to indemnify CIM to the maximum extent permitted by Maryland law and the 1940 Act, including for acts or omissions prior to the date of the amendment to the Charter.” Please explain the legal basis for this statement.

Response 29.  Section 2-418 of the Maryland General Corporation Law (the “MGCL”) limits the ability of a Maryland corporation to indemnify officers and directors of a Maryland corporation. The MGCL does not, however, contain any provision that would limit or restrict the ability of a Maryland corporation to indemnify a third party investment advisor. Accordingly, any limitation imposed on the Company’s ability to indemnify its investment advisor, CIM, must appear in the Charter or Bylaws of the Company, the Investment Advisory Agreement or another commercial agreement between CIM, on the one hand, and the Company, on the other hand. The Charter currently imposes such limitations by effectively incorporating by reference the NASAA Omnibus Guidelines and the proposed amendments will eliminate one reference to the NASAA Omnibus Guidelines and a Listing (as defined in the Charter) would cause all other references to the NASAA Omnibus Guidelines to be eliminated.

Specifically, Sections 4.6(b) and 10.5(a) of the Charter effectively incorporate by reference certain provisions of the NASAA Omnibus Guidelines. In both the existing Charter and following the proposed amendments to the Charter, Section 4.6(b) will be effectively eliminated upon a Listing. Section 10.5 of the Charter provides that “[e]xcept as otherwise permitted under the 1940 Act or by a determination of the staff of the SEC under the 1940 Act, the Corporation shall not engage in any other transaction with the Adviser or a director or Affiliate thereof unless (a) such transaction complies with the NASAA Omnibus Guidelines and all applicable law and (b) a majority of the directors (including a majority of the independent directors) not otherwise interested in such transaction approve such transaction as fair and reasonable to the Corporation and on terms and conditions not less favorable to the Corporation than those available from non-Affiliated third parties.” Because Section G of the NASAA Omnibus Guidelines imposes certain limitations with regard to the ability of the Company to indemnify CIM, Section 10.5(a) of the Charter arguably limits the ability of the Company to act through its Board of Directors to indemnify CIM except to the extent permitted under Section G of the NASAA Omnibus Guidelines.

Upon a listing and with the elimination of this Section 10.5 of the Charter, the Company through its Board of Directors will be permitted to indemnify CIM for any actions before or after the effective date of the Charter amendment. The Company believes that this is consistent with the indemnification afforded by other listed BDCs and is necessary for the retention of qualified personnel at the Company and at CIM.

Comment 30. With respect to proposal 3, please state in plain English what the outcome of the changes to the fees would be. Additionally, please revise to comply with Item 22(a)(3)(iv) of Schedule 14A and provide a table containing current and proforma fees.

Response 30.  The disclosure has been revised accordingly.

Comment 31. With respect to proposal 3, please revise the proposal to discuss the Company’s current leverage, any expectation of increasing leverage and any implications of such increase.

Response 31.  The Company respectfully acknowledges the Staff’s comment; however, the Company does not believe it is appropriate to speculate on future use of leverage in the Proxy Statement, nor is such disclosure required under Schedule 14A or the Small Business Credit Availability Act.

Comment 32. In the “Background” section of proposal 4, the disclosure states “…the price at which the Shares is to be sold is not less than a price which closely approximates its market value, less any distributing commission or discount.” Please explain why this disclosure is appropriate.

Response 32.  The Company respectfully acknowledges the Staff’s comment and notes that the Company believes the disclosure is appropriate as written. However, the Company undertakes not to issue Shares below NAV until the Shares are listed on an exchange, at which point the Shares will have a readily ascertainable market value.

Comment 33. Please explain the deletion and original intent of the “Fiduciary Duty” language on page 72 of the Proxy Statement.

Response 33.  These are requirements imposed by the NASAA. In order to ensure the safekeeping of the Company’s assets, the Company will comply with Section 17(f) and related rules of the 1940 Act. The Company believes that the additional NASAA requirements are duplicative, unnecessary, and not included in the investment advisory agreements of the Company’s peer BDCs.

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Should you have any questions or comments, please contact the undersigned at 212.641.5600.

Sincerely,

/s/ Jonathan Gaines

Jonathan Gaines